2012-2013 Second Quarter Report

Published by:
Department of Finance
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

November 2012

Translation:
Translation Bureau, Government Services

ISBN 978-1-55396-354-7

Think Recycling!

2012 Economic Update

•           According to the International Monetary Fund (IMF) a slowdown in manufacturing and persistent unemployment has contributed to broad-based global economic sluggishness during the first half of 2012. Economic activity on a global scale is now projected to grow by 3.3%.

•           Real GDP in the U.S. increased by 0.4% in the second quarter of the year and at an annual rate of 1.7%, suggesting that the recovery has been easing as the labour market and consumption continue to struggle.

•           The Bank of Canada is now projecting real GDP growth of 2.1% in 2012, down from the 2.4% growth rate previously expected as net trade remains negatively impacted by weakness elsewhere.

•           Economic activity in New Brunswick has come in below expectations during the first half of the year. The Department of Finance now expects real GDP growth of 0.7% in 2012, a level consistent with expectations among private sector forecasters.

•           Through the first nine months employment is up by 900 jobs as full-time job gains (+3,300) have offset part-time job losses (-2,400) compared to the first nine months of 2011.

•           Wages and salaries grew less than 2.0% and trailed the national growth rate.

•           Consumer spending tightened during the second quarter of the year. After experiencing moderate growth in the first quarter, retail sales have since slowed.

•           Gains in wood product manufacturing were not enough to offset the impact of falling energy prices on the manufacturing sector as sales fell by 1.7% year-to-date. Despite the slowdown in manufacturing sales, exports continued to show limited growth.

•           Housing starts through to September in the province’s urban centres are up 12.0% over the previous year. Multi-unit construction in Moncton is largely responsible for gains in residential construction.

•           Consumer inflation in the province has averaged 2.0% year-to-date, slightly higher than the national growth rate of 1.8%.

2012-2013 Fiscal Update

Based on second quarter information, a revised deficit of $356.7 million is projected for 2012-2013. This is an increase of $173.7 million compared to the budget deficit of $182.9 million.

Net debt is projected to increase $911.5 million year-over-year, an increase of $172.5 million from the budget estimate of $738.9 million.

Revenues are projected to be $122.8 million lower than budget mainly due to a weakened economy. The major variances include:

•	Personal Income Tax is down $86.4 million because of a reduced yield from the tax system, resulting in a projected negative prior year adjustment and a lower forecast base.

•	Sale of Goods and Services is down $18.4 million due to less revenue for the Consolidated Entities.

•	Harmonized Sales Tax is projected to decrease $15.0 million due to an anticipated weakening of the national revenue pool on which payments are based.

•	Royalties are down $9.1 million because of a weakening demand for pulp wood and natural gas.

•	Corporate Income Tax is down $8.4 million due to an anticipated negative prior year adjustment.

•	Investment Income is down $7.7 million mainly due to lower projected net income for the New Brunswick Electric Finance Corporation as a result of the latest estimates provided by NB Power.

•	Canada Health Transfer is down $7.5 million due to new federal estimates.

•	Tobacco Tax is down an estimated $5.0 million due to lower sales.

•	Special Operating Agency Revenue is up $9.5 million primarily due to projected increased federal funding for agreements with the Regional Development Corporation.

•	Miscellaneous Revenue is up $8.1 million mainly due to higher-than-anticipated revenue from the Regional Health Authorities.

•	Conditional Grants are up $6.6 million due to federal disaster flood recovery and a federal agriculture agreement partially offset by lower funding for employment development programs.

•	Financial Corporation Capital Tax is up $4.9 million because of projected increased paid-up capital.

2012-2013 Fiscal Update

Total expenses are projected to be $51.0 million higher than budget. This is mainly due to the following:

•	$3.3 million increase in the Department of Agriculture, Aquaculture and Fisheries mainly due to anticipated increases in existing federal-provincial agriculture business risk management programs.

•	$10.6 million increase in the Department of Education and Early Childhood Development mainly in response to higher demand for specialized programs and services provided to preschoolers and students.

•	$36.8 million increase in General Government mainly due to delays in achieving some of the corporate savings initiatives.

•	$18.0 million decrease in the Department of Post-Secondary Education, Training and Labour mainly due to decreased uptake in employment development programs (offset by lower revenue).

•	$6.0 million increase in the Department of Public Safety’s Disaster Financial Assistance program associated with the March 2012 flooding in Perth-Andover (offset by higher revenue).

•
$13.5 million increase in the Department of Transportation and Infrastructure primarily due to delays in achieving some government renewal savings initiatives and cost pressures related to increased commodity prices.

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT
Thousands
$

	Year Ending March 31		Variance
	2013	2013	from
	Estimate	2nd Quarter	Estimate

Revenue
Ordinary Account	7,422,001	7,286,669	(135,332)
Capital Account	232,822	231,707	(1,115)
Special Purpose Account	63,512	67,701	4,189
Special Operating Agency Account (net)	73,726	83,230	9,504
Sinking Fund Earnings	221,000	221,000	0
Total Revenue	8,013,061	7,890,307	(122,754)

Expense
Ordinary Account	7,662,367	7,709,118	46,751
Capital Account	52,799	52,722	(77)
Special Purpose Account	70,794	74,164	3,370
Special Operating Agency Account (net)	71,086	72,034	948
Amortization of Tangible Capital Assets	338,921	338,919	(2)
Total Expense	8,195,967	8,246,957	50,990

Surplus (Deficit)	(182,906)	(356,650)	(173,744)

COMPARATIVE STATEMENT OF ORDINARY ACCOUNT REVENUE BY SOURCE
Thousands
$

	Year Ending March 31
			Variance
	2013	2013	from
	Estimate	2nd Quarter	Estimate

Taxes
Personal Income Tax	1,317,400	1,231,000	(86,400)
Corporate Income Tax	223,600	215,200	(8,400)
Metallic Minerals Tax	40,000	40,000	0
Provincial Real Property Tax	469,400	469,400	0
Harmonized Sales Tax	1,135,400	1,120,400	(15,000)
Gasoline and Motive Fuels Tax	247,300	247,300	0
Tobacco Tax	150,000	145,000	(5,000)
Pari-Mutuel Tax	600	600	0
Insurance Premium Tax	43,746	45,400	1,654
Real Property Transfer Tax	13,600	12,600	(1,000)
Financial Corporation Capital Tax	23,125	28,000	4,875
Sub-total: Taxes	3,664,171	3,554,900	(109,271)

Return on Investment	300,581	292,887	(7,694)
Licences and Permits	135,124	133,998	(1,126)
Sale of Goods and Services	296,173	277,774	(18,399)
Lottery and Gaming Revenues	142,938	145,938	3,000
Royalties	121,670	112,605	(9,065)
Fines and Penalties	8,233	8,178	(55)
Miscellaneous	24,690	32,833	8,143

TOTAL: OWN SOURCE REVENUE	4,693,580	4,559,113	(134,467)

Unconditional Grants Canada
Fiscal Equalization Payments	1,597,700	1,597,700	0
Canada Health Transfer	637,200	629,700	(7,500)
Canada Social Transfer	257,400	257,400	0
Wait Times Reduction Transfer	5,422	5,422	0
Other	1,866	1,866	0
Sub-total: Unconditional Grants Canada	2,499,588	2,492,088	(7,500)

Conditional Grants Canada	228,833	235,468	6,635

TOTAL: GRANTS FROM CANADA	2,728,421	2,727,556	(865)

TOTAL: GROSS ORDINARY REVENUE	7,422,001	7,286,669	(135,332)

COMPARATIVE STATEMENT OF ORDINARY ACCOUNT EXPENSE
Thousands
$

	Year Ending March 31
	2013	2013	Variance
DEPARTMENT	Estimate	2nd Quarter	from Estimate
			$	%
Agriculture, Aquaculture and Fisheries	39,983	43,255	3,272	8.2%	!
Culture, Tourism and Healthy Living	51,272	50,622	(650)	-1.3%	✓
Economic Development	105,401	105,401	0	0.0%
Education and Early Childhood Development	1,071,133	1,081,733	10,600	1.0%	!
Energy	2,920	2,920	0	0.0%
Environment and Local Government	150,587	150,331	(256)	-0.2%	✓
Executive Council Office	23,605	23,125	(480)	-2.0%	✓
Finance	19,165	18,165	(1,000)	-5.2%	✓
General Government	608,764	645,515	36,751	6.0%	!
Government Services	59,457	60,157	700	1.2%	!
Health	2,583,815	2,583,815	0	0.0%
Invest NB	14,637	14,437	(200)	-1.4%	✓
Justice and Attorney General	63,286	62,181	(1,105)	-1.7%	✓
Legislative Assembly	26,173	26,133	(40)	-0.2%	✓
Natural Resources	112,724	110,337	(2,387)	-2.1%	✓
Office of the Premier	1,655	1,645	(10)	-0.6%	✓
Post-Secondary Education, Training and Labour	588,302	570,310	(17,992)	-3.1%	ü
Public Safety	142,290	148,290	6,000	4.2%	*
Service of the Public Debt	672,000	672,000	0	0.0%
Social Development	1,051,925	1,051,925	0	0.0%
Transportation and Infrastructure	273,273	286,821	13,548	5.0%	!
TOTAL	7,662,367	7,709,118	46,751	0.6%

✓ Projected under-expenditure
! Projected over-expenditure
* Offset by additional revenue

COMPARATIVE STATEMENT OF CHANGE IN NET DEBT
Thousands
$

	Year Ending March 31
			Variance
	2013	2013	from
	Estimate	2nd Quarter	Estimate

Surplus (Deficit)	(182,906)	(356,650)	(173,744)

Acquisition of Tangible Capital Assets	(894,961)	(893,728)	1,233

Amortization of Tangible Capital Assets	338,921	338,919	(2)

(Increase) Decrease in Net Debt	(738,946)	(911,459)	(172,513)